March 19, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	West Corporation

Registration Statement on Form S-1 (File No. 333-162292)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join West Corporation (the “Company”) in requesting that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1, as amended, be accelerated to 3:00 p.m. Eastern Standard Time, on March 21, 2013, or as soon as practicable thereafter.

In connection with this acceleration request and pursuant to Rule 460 under the Act, please be advised that from March 11, 2013 through the date hereof, the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated March 11, 2013: 927 to prospective underwriters; 6491 to institutional investors; 195 to prospective dealers; 864 to individuals; 0 to rating agencies and 25 to others.

This is to further advise you that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

This Letter is executed as of the date first set forth above.

Very truly yours,

GOLDMAN, SACHS & CO.
MORGAN STANLEY & CO. LLC
As Representatives of the Several Underwriters

By:	GOLDMAN, SACHS & CO.

By:	/s/ Adam T. Greene

Name: Adam T. Greene
Title: Vice President

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Robert C. Patterson

Name: Robert C. Patterson
Title: Executive Director